June 23, 2017

Ms. Pamela Long

Assistant Director

Mr. Chris Ronne

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Allegro Beauty Products, Inc.: Effectiveness of its Registration Statement on Form S-1 filed November 10, 2016, as amended by Form S-1 Pre-Effective Amendment No. 5 as filed on June 20, 2017 (SEC File Number 333-214549)

Dear Ms. Long:

This letter serves as Allegro Beauty Products, Inc., a Nevada corporation’s request, per specific guidance received by Allegro Beauty Products’ securities counsel, Jessica Nguyen, Esq., Jessica Nguyen Law, for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 11:00 a.m. (EDT) on Tuesday, June 27 2017, or as soon thereafter as practicable.

In that respect and in furtherance of this Acceleration Request, Allegro Beauty Products hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Allegro Beauty Products from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

Allegro Beauty Products may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Allegro Beauty Products at the following address and location:

Ms. Barbara Chardi

President

Allegro Beauty Products, Inc.

2101 29th St, San Diego, CA 92104

Very truly yours,

/s/ Barbara Chardi

Barbara Chardi,

President, Chief Executive Officer and

Chief Financial Officer

Allegro Beauty Products, Inc.